Reliance
Industries Limited

RECEIVED
2008 SEP -9 A 8:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 5, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549 [redacted]
USA

08004764

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.		September 5, 2008	Intimation about the allotment of 35,739 Equity Shares of Rs.10/- each to the employees, pursuant to the Employees Stock Option Scheme.

Thanking you,

PROCESSED
SEP 10 2008
THOMSON REUTERS

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Reliance
Industries Limited

September 5, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**
Fax No: **2272 3121 / 2272 2037**

Trading Symbol: **"RELIANCE EQ"**
Fax No. **2659 8237 / 38**

Dear Sirs,

<u>Sub.: Allotment of equity shares pursuant to the Employees Stock Option Scheme</u>

We wish to inform you that the Company has allotted 35,739 equity shares of Rs.10/- each, on August 29, 2008 to its employees, pursuant to the Employees Stock Option Scheme.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

END